PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED MAY 14, 2001)                    Registration No. 333-55722



                             SUMMIT LIFE CORPORATION

            200,000 Minimum, 1,000,000 Maximum Shares of Common Stock

                         Offering Price $1.00 Per Share



         This Prospectus Supplement supplements our Prospectus dated May 14, 2001. Accordingly, you should read this Prospectus Supplement in conjunction with the Prospectus. Capitalized terms used in this Prospectus Supplement have the meanings specified in the Prospectus.





                         (continued on following page)

                      ------------------------------------


         Neither the Securities and Exchange Commission nor any state commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                      ------------------------------------






             The date of this Prospectus Supplement is May 21, 2001

                      [THIS PAGE INTENTIONALLY LEFT BLANK]


         On May 15, 2001, we filed with the Securities and Exchange Commission certain financial information as of and for the three months ended March 31, 2001, the material portions of which are set forth below.

Summary Financial Data

         Operating Data

         The following table sets forth selected information regarding operating results for the periods indicated.

                                                Year Ended December 31,          Three Months Ended March 31,
                                             -------------------------------    -------------------------------
                                                 1999             2000              2000             2001
                                             -------------    --------------    -------------    --------------
                                                                       (in thousands)
Statement of Operations Data:
         Revenues                              $  813           $  571            $  163           $   57
         Benefits, losses and expenses          1,704              975               261              208
         Net Loss                                (884)            (404)              (98)            (151)


         Balance Sheet Data
                                                                 As of March 31, 2001
                                             ---------------------------------------------------
                                                                    As Adjusted (1)
                                               Actual    -------------------------------------
                                                          Minimum Offering   Maximum Offering
                                                          ----------------   ----------------
                                                                   (in thousands)
Balance Sheet Data:
         Cash and cash equivalents              $1,451          $1,611            $2,174
         Total assets                            6,317           6,477             7,040
         Total liabilities                       5,452           5,452             5,275
         Stockholders' equity                      865           1,025             1,765


-------------------------

(1) Gives effect to the sale of the minimum and maximum number of shares of common stock offered hereby, and the application of the estimated proceeds therefrom. See "USE OF PROCEEDS" and "CAPITALIZATION" in our prospectus dated May 14, 2001.

Results of Operations

         This prospectus supplement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this report, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate" or "believe" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Such statements are based upon numerous assumptions about future conditions which may ultimately prove to be inaccurate and actual events and results may materially differ from anticipated results described in such statements. Important factors that could cause actual results to differ materially from our expectations include the risks inherent generally in the insurance and financial services industries, the impact of competition and product pricing, changing market conditions, the risks disclosed in our annual report on Form 10-KSB for the year ended December 31, 2000 under "Item 6--Management's Discussion and Analysis or Plan of Operation," as well as the risks disclosed in our prospectus dated May 14, 2001, of which this prospectus supplement is a part. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements. We assume no duty to update or revise our forward-looking statements based on changes in internal estimates or expectations or otherwise. As a result, the reader is cautioned not to place reliance on these forward-looking statements.

 Three Months Ended March 31, 2001 Compared to Three Months ended March 31, 2000

         Revenue. Total revenues decreased 65% from $162,804 to $57,322 for the three months ended March 31, 2000 and March 31, 2001, respectively. Revenues attributable to life insurance increased 9% from $29,271 to $32,018 for the three months ended March 31, 2001, compared to the same period ended March 31, 2000. The increase was due primarily to implementation of our marketing and sales programs.

         Investment income decreased from $103,505 for the three months ended March 31, 2000 to $80,098 for the three months ended March 31, 2001, primarily as a result of surrenders during the prior year which decreased our asset base.

         Income from the sale of investments decreased from $24,723 for the three months ended March 31, 2000 to a loss of $7,347 for the three months ended March 31, 2001. Net losses on trading securities of $56,431 were reported for March 31, 2001. We began trading securities in the fourth quarter of 2000 and are required to report such unrealized gains and losses in operations. The realized gain or loss for each trading security may differ materially depending on the date of sale, the underlying performance of the represented company and other market conditions.

         Other income increased 69% from $5,305 for the three months ended March 31, 2000 to $8,984 for the three months ended March 31, 2001, due to the recognition of additional revenues from administrative service contracts.

         Costs and Expenses. Total expenses decreased 20% from $261,129 to $208,263 for the three months ended March 31, 2000 and 2001, respectively. Such decrease was primarily attributable to promotional expenses associated with a change in our investor relations firm, as well as efforts to reduce legal and professional expenses. Management continued its cost containment program in other areas as well.

         Policy benefits increased slightly from $33,667 to $35,689 for the comparable periods. Policy reserves decreased $16,958 for the comparable periods. Interest expense decreased 44% from $8,570 to $4,826 for the comparable periods due to continuing reduction of debt. Depreciation and amortization increased from $18,066 to $28,957 for the three months ended March 31, 2000 and 2001, respectively, as we continued to amortize the block of business acquired with Great Midwest Life Insurance Company. General expenses decreased 32% from $136,626 to $93,100 as a result of the reduced promotional, legal and accounting expenses and due to management's cost containment programs.

         Losses. We reported a net loss for the three months ended March 31, 2001 of $150,941, compared to a net loss for the three months ended March 31, 2000 of $98,325. We reported trading losses during the quarter which management believes are temporary.

         We reported a net loss of $0.07 per share for the three months ended March 31, 2001, compared to a net loss of $0.05 per share for the three months ended March 31, 2000.

Liquidity and Capital Resources

         Total assets were $6,317,251 at March 31, 2001, compared to $6,162,682 at December 31, 2000, an increase of 2.5%. The increase was due to the receipt of new annuity deposits during the first quarter.

         Total liabilities, primarily insurance reserves for future policyholder benefits, were $5,451,871 at March 31, 2001, compared to $5,187,382 at December 31, 2000, an increase of 5%. The increase was due primarily to new annuity deposits received during the first quarter.

         Total stockholders' equity was $865,380 at March 31, 2001, compared to $975,300 at December 31, 2000, a decrease of 11.3%. The decrease was attributable to the stock market volatility which impacted our first quarter results.

         The principal requirements for liquidity in connection with our operations are our contractual obligations to policyholders and annuitants. Our contractual obligations include payments of surrender benefits, contract withdrawals, policy loans and claims under outstanding insurance policies and annuities. Payment of surrender benefits is a function of "persistency," which is the extent to which insurance policies are maintained by the policyholder. Policyholders sometimes do not pay premiums, thus causing their policies to lapse, or policyholders may choose to surrender their policies for their cash surrender value. If actual experience of a policy or block of policies is different from the initial or acquisition date assumptions, a gain or loss could result. Depending on the nature of the underlying policy, a lapse or surrender may result in surrender charge revenue or surrender benefit expense. Such amounts may be less than, or greater than, unamortized acquisition expenses and/or the related policy reserves; accordingly, current period earnings may either increase or decrease. Additionally, policy lapses and surrenders may result in lost future revenues and profits associated with those policies that are lapsed or surrendered.

         Although we currently have a $200,000 bank line of credit, we fund most of our activity directly from cash flow from operations and cash flow from financing activities, which include deposits to policyholders' account balances. The line of credit extends to July 2001, with amounts borrowed thereunder bearing interest at prime plus .5%. At March 31, 2001, $150,000 was outstanding under the line of credit and, as of March 31, 2001, the Company has drawn the $50,000 remaining under the credit facility.

         On January 13, 1999, we acquired 100% of the outstanding common stock of Great Midwest, a Texas-chartered life insurance company. The total cost of the acquisition was approximately $939,000. Of the purchase price, cash of $607,000 was paid to seven of eight stockholders with the eighth stockholder receiving a promissory note for a principal amount of $332,000, payable in three equal annual installments at an annual interest rate of 6% on the unpaid principal balance. We partially funded the cash portion of the purchase price with a $350,000 loan from a bank. The loan accrued interest at an index rate plus .5%, payable monthly, and originally matured on July 9, 1999, at which time we paid $100,000 of the principal amount owed and renewed the balance for a six-month term maturing January 9, 2000. The balance of the loan was paid December 31, 1999 using operating cash flow and the proceeds from the sale of Benefit Capital. In addition, we have paid two of the three installments on the promissory note held by a former stockholder of Great Midwest.

         We have made and intend to make substantial expenditures in connection with our subsidiary's acquisition and marketing programs. Historically, we have funded these expenditures from cash flow from operations.

         We believe that the liquidity resulting from the transactions described above, together with anticipated cash from continuing operations, should be sufficient to fund our operations and to make required payments under our credit facility, the required payments of principal and interest under the 6% promissory notes payable to a former stockholder of Great Midwest and the annual 10% dividend on the Series A Preferred Stock, for at least the next 12 months. We may not, however, generate sufficient cash flow for these purposes or to repay the notes at maturity. Our ability to fund our operations and to make scheduled principal and interest payments will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Financial Statements

         Our unaudited consolidated financial statements as of and for the three months ended March 31, 2001 are provided on pages S-7 through S-12.


                    Summit Life Corporation and Subsidiaries


                           Consolidated Balance Sheets

                                     ASSETS

                                                         March 31, 2001     December 31, 2000
                                                       -----------------    -----------------
                                                          (Unaudited)
INVESTMENTS
      Debt securities-held to maturity                 $         328,075    $         328,075
      Debt securities-available for sale                       2,484,986            2,426,607
      Equity securities-trading                                  250,140              113,643
      Equity securities-available for sale                         5,000                8,915
      Equity securities-other                                     63,663               63,663
      Mortgages                                                  725,290              734,220
      Notes receivable                                           204,170              207,658
      Short-term investments                                           0                    0
      Policy loans                                                32,434               33,382
      Investment in limited
             partnerships                                         58,122               57,300

                                                       -----------------    -----------------
                                                               4,151,880            3,973,463

CASH AND CASH EQUIVALENTS                                      1,451,034            1,436,338

RECEIVABLES
      Accrued investment income                                   33,039               41,984
      Advances to affiliates                                      10,000                9,928
                                                       -----------------    -----------------
                                                                  43,039               51,912

PROPERTY AND EQUIPMENT-AT COST
      Building and improvements                                  129,419              129,419
      Furniture and equipment                                    116,570              116,570
      Automobiles                                                 22,015               22,015
                                                       -----------------    -----------------
                                                                 268,004              268,004
             Less accumulated depreciation                      (109,560)            (102,638)
                                                       -----------------    -----------------
                                                                 158,444              165,366
      Land                                                        56,000               56,000
                                                       -----------------    -----------------
                                                                 214,444              221,366
OTHER ASSETS
      Cost in excess of net assets of businesses
             acquired, less accumulated amortization              38,750               40,000
      Deferred policy acquisition costs                           53,527               57,527
      Value of purchased insurance business                      304,351              321,851
      Deferred income taxes                                       37,241               37,241
      Other                                                       22,985               22,984
                                                       -----------------    -----------------
                                                                 456,854              479,603
                                                       -----------------    -----------------

                                                       $       6,317,251    $       6,162,682
                                                       =================    =================


The accompanying notes are an integral part of these interim financial statements


                    Summit Life Corporation and Subsidiaries


                           Consolidated Balance Sheets

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                          March 31, 2001     December 31, 2000
                                                                        -----------------    --------------------
                                                                           (Unaudited)
LIABILITIES
      Policy reserves and policyholder funds                            $       4,662,361    $       4,708,295
      Unpaid claims                                                                78,445              175,951
      Accounts payable                                                             13,031               39,458
      Accrued liabilities                                                         201,257               15,424
      Notes payable                                                               496,777              248,254
      Other liabilities                                                                 0                    0
                                                                        -----------------    -----------------
                                                                                5,451,871            5,187,382


STOCKHOLDERS' EQUITY
      Common stock, $.01 par value                                                 22,676               22,676
      Preferred stock, series A, $.001 par value, stated at
              liquidation value                                                   500,000              500,000
      Preferred stock, series B, $.001 par value, stated at
              liquidation value                                                   350,000              350,000
      Preferred stock, series B subscribed                                        650,000              650,000
      Additional paid-in capital                                                2,923,596            2,923,596
      Common stock of parent held by subsidiary                                   (95,000)             (95,000)
      Accumulated other comprehensive income (loss)
              Unrealized appreciation (depreciation) of available for
              sale securities                                                      21,139              (19,882)
      Accumulated deficit                                                      (2,857,031)          (2,706,090)
             Less preferred stock subscriptions receivable                       (650,000)            (650,000)
                                                                        -----------------    -----------------
                                                                                  865,380              975,300

                                                                        -----------------    -----------------
                                                                        $       6,317,251    $       6,162,682
                                                                        =================    =================




The accompanying notes are an integral part of these interim financial statements


                    Summit Life Corporation and Subsidiaries
                      Consolidated Statements of Operation
                                   (Unaudited)

                                                                 Three Months Ended
                                                                      March 31,
                                                             --------------------------
                                                                 2001           2000
                                                             -----------    -----------
Revenues
      Insurance premiums                                     $    43,815    $    40,152
      Reinsurance premium ceded                                  (11,797)       (10,881)
                                                             -----------    -----------
             Net premium income                                   32,018         29,271
      Investment activity
             Investment income                                    80,098        103,505
             Net realized gains on sale of available
               for sale securities                                (7,347)        24,723
             Net losses on trading securities                    (56,431)          --
      Other                                                        8,984          5,305
                                                             -----------    -----------
                                                                  57,322        162,804

Benefits, losses and expenses
      Policy benefits                                             35,689         33,667
      Change in policy reserves                                   38,923         55,881
      Interest expense                                             4,826          8,570
      Taxes, licenses and fees                                     6,768          8,319
      Depreciation and amortization                               28,957         18,066
      General, administrative and other operating expenses        93,100        136,626
                                                             -----------    -----------
                                                                 208,263        261,129
                                                             -----------    -----------
             Earnings (Loss) before income taxes                (150,941)       (98,325)

Income tax provision                                                --             --
                                                             -----------    -----------

             NET EARNINGS (LOSS)                             $  (150,941)   $   (98,325)

Preferred Stock Dividend Requirement                              12,500         12,500
                                                             -----------    -----------

             NET EARNINGS (LOSS) APPLICABLE
             TO COMMON SHARES                                $  (163,441)   $  (110,825)
                                                             ===========    ===========

Earnings (Loss) per common share
      Basic and diluted                                      $     (0.07)   $     (0.05)
                                                             ===========    ===========

Weighted average outstanding common shares,
      basic and diluted                                        2,248,605      2,248,605
                                                             ===========    ===========



The accompanying notes are an integral part of these interim financial statements


                    Summit Life Corporation and Subsidiaries

                 Consolidated Statement of Stockholders' Equity

                        Three Months Ended March 31, 2001
                                   (Unaudited)


                                                          Common Stock            Preferred Stock "A"         Preferred Stock "B"
                                                          ------------            -------------------         -------------------


                                                      Shares                      Shares     Liquidation      Shares     Liquidation
                                       Total          issued      Par value       issued        value         issued        value
                                    -----------    -----------   -----------   -----------   -----------   -----------   -----------
Balance at January 1, 2001          $   975,300      2,267,605   $    22,676         5,000   $   500,000       350,000   $   350,000

Dividends on preferred stock               --             --            --            --            --            --            --

Issuance of Series B preferred             --             --            --            --            --            --            --

Comprehensive income
  Net income (loss)                    (150,941)          --            --            --            --            --            --

  Other comprehensive inc. (loss)

     Unrealized gain on investments      41,021           --            --            --            --            --            --
                                    -----------
      Comprehensive inc. (loss)        (109,920)
                                    -----------    -----------   -----------   -----------   -----------   -----------   -----------

Balance at March 31, 2001           $   865,380      2,267,605   $    22,676         5,000   $   500,000       350,000   $   350,000
                                    ===========    ===========   ===========   ===========   ===========   ===========   ===========

                                                     Common                    Accumulated                   Preferred
                                     Additional     stock of      Preferred       other                        stock
                                      paid-in     parent held       stock     comprehensive  Accumulated   subscriptions
                                      capital    by subsidiary    subscribed  income (loss)    deficit       receivable
                                    -----------   -----------    -----------   -----------   -----------    -----------

Balance at January 1, 2001          $ 2,923,596   ($   95,000)   $   650,000   ($   19,882)  ($2,706,090)   ($  650,000)

Dividends on preferred stock               --            --             --            --            --             --

Issuance of Series B preferred             --            --             --            --            --             --

Comprehensive income
  Net income (loss)                        --            --             --            --        (150,941)          --

  Other comprehensive inc. (loss)

     Unrealized gain on investments        --            --             --          41,021          --             --

      Comprehensive inc. (loss)
                                    -----------   -----------    -----------   -----------   -----------    -----------

Balance at March 31, 2001           $ 2,923,596   ($   95,000)   $   650,000   $    21,139   ($2,857,031)   ($  650,000)
                                    ===========   ===========    ===========   ===========   ===========    ===========



The accompanying notes are an integral part of these interim financial statements


                    Summit Life Corporation and Subsidiaries

                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                               Three Months Ended
                                                                    March 31,
                                                           --------------------------
                                                               2001           2000
                                                           -----------    -----------
Increase (Decrease) in Cash and Cash Equivalents

Net cash provided by (used in) operating activities        $  (345,268)   $  (206,069)

Net cash provided by (used in) investing activities            173,838        321,968

Net cash provided by (used in) financing activities            186,126       (105,059)

                                                           -----------    -----------
       NET INCREASE (DECREASE) IN CASH
          AND CASH EQUIVALENTS                                  14,696         10,840

Cash and cash equivalents at the beginning of the period     1,436,338        935,746
                                                           -----------    -----------

Cash and cash equivalents at the end of the period         $ 1,451,034    $   946,586
                                                           ===========    ===========





The accompanying notes are an integral part of these interim financial statements

                    Summit Life Corporation and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. For further information, refer to the consolidated annual financial statements and footnotes thereto for the year ended December 31, 2000.